UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2020

MOGULREIT I, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10840

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our offering of common shares pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (“Securities Act”);
●	our ability to attract and retain members to the Realty Mogul Platform, the online investment platform through which prospective investors can invest in real estate programs sponsored by Realty Mogul, Co., including the Company;
●	risks associated with breaches of our data security;
●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (“coronavirus” or “COVID-19”)
●	changes in economic conditions generally and the real estate and securities markets specifically;
●	expected rates of return provided to investors;
●	the ability of Realty Mogul Commercial Capital, Co. (“RMCC”) and RM Communities, LLC (“RM Communities”), each of which, in its acquisition capacity, may be referred to as an RM Originator, originate investments in which we invest;
●	our ability to hire and retain competent individuals who will provide services to us and appropriately staff our operations;
●	legislative or regulatory changes impacting our business or our assets (including changes to the laws and regulations governing the taxation of real estate investment trusts (“REITs”)) and our ability to offer our common shares to the public pursuant to Regulation A and related exemption from state securities law registration requirements for “covered securities,” as defined in Section 18 of the Securities Act;
●	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by Realty Mogul, Co.;
●	our failure to maintain our status as a REIT;
●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company Act”) and other laws; and
●	changes to U.S. generally accepted accounting principles (“GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1. Business

The Company

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The use of the terms “MogulREIT I,” the “Company,” “we,” “us” or “our” in this Annual Report refer to MogulREIT I, LLC, unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2016.

We are externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations. A team of real estate professionals, acting on our behalf through our Manager, will make all decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations set forth in our second amended and restated limited liability company agreement, as amended (“LLC Agreement”). Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. All our common shares will be distributed to the public exclusively through an online investment platform we refer to as the Realty Mogul Platform (www.realtymogul.com). The Realty Mogul Platform is operated by our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and of our Manager. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

On August 12, 2016 our initial offering of common shares, which represent limited liability company interests in our Company (the “Initial Offering”) was qualified by the Securities and Exchange Commission (“SEC”), and we commenced operations on August 15, 2016. Pursuant to the Initial Offering, we offered up to $50,000,000 in our common shares, including shares sold pursuant to our distribution reinvestment plan. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering” and, together with the Initial Offering, the “Offering”) and terminated our Initial Offering. We are continuing to offer in the Follow-on Offering up to $28,174,089 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of June 12, 2020 out of the rolling 12-month maximum offering amount of $50,000,000 in our common shares. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future.

As of December 31, 2020, we had raised total aggregate gross offering proceeds of approximately $80,852,000 and had issued approximately 8,117,000 common shares in the Offering. We expect to continue to offer common shares in the Offering until the earlier of May 7, 2022 or the date on which the maximum amount has been raised, unless terminated by our Manager at an earlier time. See Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview” for more information concerning the current status of the Offering.

We have used, and intend to continue using, substantially all of the net proceeds from the Offering to invest in and manage a diversified portfolio of multifamily and commercial real estate investments, including loans and equity in commercial real estate ventures. As of December 31, 2020, our debt portfolio was comprised of approximately $3,425,000 in mezzanine loans. In addition, as of December 31, 2020, we had acquired approximately $6,098,000 of preferred equity investments in other real estate holding entities that, in the opinion of our Manager, meet our investment objectives. As of December 31, 2020, our portfolio was also composed of approximately $148,865,000 in multifamily and commercial real estate investments at original cost that, in the opinion of our Manager, meet our investment objectives. We plan to continue to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide an attractive and stable return to our shareholders. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, mortgage REITs or companies with investment objectives similar to ours.

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Investment Strategy

Our investment strategy involves investing in assets with varying levels of risk, based in part on where such investments fall in the “capital stack” of real estate transactions.

How Our Investments Fit in the Financing Structure of a Typical Real Estate Transaction (The "Capital Stack")

Common Equity
Preferred Equity
Mezzanine Debt
Senior Debt
High
Potential Risk and Return
Low

We have used, and intend to continue using, substantially all of the proceeds of the Offering to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures. We intend to hold: (1) at least 55% of the total value of our assets in commercial mortgage-related instruments in commercial real estate projects, such as senior mortgage loans, subordinated mortgage loans, mezzanine debt and participations (also referred to as B-Notes), as well as direct interests in real estate that meet certain criteria outlined by the staff of the SEC; and (2) at least 80% of the total value of our assets in the types of assets described above, plus in “real estate-related assets” that are related to one or more underlying commercial real estate projects. These real estate-related assets may include assets, such as equity or preferred equity interests in companies whose primary business is to own and operate one or more specified commercial real estate projects, debt securities whose payments are tied to a pool of a commercial real estate projects (such as commercial mortgage-backed securities, collateralized debt obligations and REIT senior unsecured debt), interests in publicly traded REITs, and other commercial real estate-related assets.

We will seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. We will seek to emphasize the payment of current returns to shareholders and preservation of invested capital. We also intend to diversify our portfolio by investing in direct interests in real estate and in equity instruments, primarily in real estate-related companies as described above, subject to certain limitations related to our qualification as a REIT and to maintaining our exclusion under the Investment Company Act. Our focus on investing in equity instruments will be to seek investments that will produce returns to shareholders through rental income and capital appreciation. The investment objective for the Company is to achieve attractive, risk-adjusted returns that exceed alternative real estate investment offerings.

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Our Manager, through its affiliates, intends to structure, underwrite and originate many of the investments that we make as we believe that this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our affiliates’ underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at Realty Mogul, Co., will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

Investment Objectives

Our primary investment objectives are to (i) pay attractive and consistent cash distributions on a monthly basis to shareholders, (ii) create a portfolio of diversified investments and (iii) preserve, protect, increase and return shareholders’ capital contributions.

Competition

There are numerous REITs and other public and private entities with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume for our investment portfolio could be negatively impacted. Our competitors also may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is significant competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated June 19, 2020, as supplemented (the “Offering Circular”), which may be accessed on the SEC’s EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) and may be updated from time to time by our future filings under Regulation A. There were no material changes to the risk factors previously disclosed in the Offering Circular.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. See Item 1. “Business – The Company” for more information regarding the overview of the Company.

Offering Results

We are continuing to offer in the Follow-on Offering up to $28,174,089 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of June 12, 2020 out of the rolling 12-month maximum offering amount of $50,000,000 in our common shares. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. As of December 31, 2020, we had raised total aggregate gross offering proceeds of approximately $80,852,000 and had issued approximately 8,117,000 common shares in the Offering, purchased by approximately 5,200 unique investors.

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We expect to continue to offer common shares in the Offering until the earlier of May 7, 2022 or the date on which the maximum amount has been raised, unless terminated by our Manager at an earlier time. Prior to April 30, 2020, the offering price per share was equal to the greater of (i) $10.00 per share or (ii) our net asset value (“NAV”) per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). Effective April 30, 2020, our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). In addition, the price per share pursuant to our distribution reinvestment plan equals our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program are made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

On January 31, 2020, April 30, 2020, August 3, 2020, October 30, 2020 and February 2, 2021, we announced a NAV per share of $9.70, $9.45, $9.59, $9.92 and $10.02, respectively, as of December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020, respectively.

Our Investments

The following describes our investment activity for the year ended December 31, 2020. See the section entitled “Recent Developments” below for a discussion of the investments we have made subsequent to December 31, 2020.

2020 Acquisitions

Asset	Location	Acquisition Date	Property Type	Investment Type	Capital Contributed as of December 31, 2020	Interest Rate as of December 31, 2020	Overview (253G2)
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	Joint Venture	$7,424,307	N/A	SEC Edgar Link
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	Joint Venture	2,926,477	N/A	SEC Edgar Link
NV Energy NNN	Las Vegas, NV	7/9/20	Office	Joint Venture	6,000,000	N/A	SEC Edgar Link
Shiloh Park Apartments*	Plano, TX	11/18/20	Multifamily	Preferred Equity	2,323,030	8.00%	SEC Edgar Link
Total					$18,673,814

*Investment has a current fixed interest rate of 8% per annum plus 4% per annum of payment-in-kind interest in years one through five, 10% in year six, increasing by 2.0% each year thereafter.

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2020 Repayment of Real Estate Debt Investments

Asset	Location	Acquisition Date	Payoff Date	Property Type	Investment Type	Original Principal Acquired or Capital Contributed	Average Interest Rate	Overview (253G2)
Harbor Hills	La Habra, CA	3/16/18	1/31/20	Retail	Preferred Equity	$1,900,000	14.00%	SEC Edgar Link
378 Moss Street	Chula Vista, CA	11/15/17	2/6/20	Multifamily	Bridge Loan	4,490,000	9.60%	SEC Edgar Link
Riverside Office Portfolio	Riverside, CA	10/22/18	3/6/20	Office	Mezzanine Loan	2,500,000	13.00%	SEC Edgar Link
Naugatuck Valley Shopping Center	Waterbury, CT	10/23/18	3/16/20	Retail	Preferred Equity	3,000,000	12.00%	SEC Edgar Link
Ashlan Park Shopping Center	Fresno, CA	11/19/18	4/17/20	Retail	Second Secured Mortgage	3,600,000	13.27%	SEC Edgar Link
Amerigroup Corp HQ	Virginia Beach, VA	5/21/18	6/9/20	Office	Preferred Equity	1,700,000	12.00%	SEC Edgar Link
2395 29th Ave	San Francisco, CA	2/16/18	7/29/20	Multifamily	Bridge Loan	4,750,000	8.00%	SEC Edgar Link
Portland Office	Portland, OR	11/27/18	10/15/20	Office	Bridge Loan	3,950,000	8.67%	SEC Edgar Link
Total/Weighted Average						$25,890,000	10.76%

Distributions

Our Manager has declared and paid, and we expect that our Manager will continue to declare and pay, distributions monthly in arrears. Shareholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the shareholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid and may continue to pay distributions from other sources, including the net proceeds of the Offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

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Our Manager has declared monthly distributions for shareholders of record as of the close of business on the last day of each month. Distributions made in 2020 are shown in the table below. See the section entitled “Recent Developments” below for a discussion of the distributions we have made subsequent to December 31, 2020.

Record Date	Date of Declaration	Payment Date(1)	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annualized Yield
1/31/2020	1/31/2020	2/15/2020	$0.0021	$9.70	8.0	% (2)
2/29/2020	2/24/2020	3/15/2020	$0.0021	$9.70	8.0	% (2)
3/31/2020	3/31/2020	4/15/2020	$0.0021	$9.70	8.0	% (2)
4/30/2020	4/30/2020	5/15/2020	$0.0015	$9.45	6.0	% (3)
5/31/2020	5/29/2020	6/15/2020	$0.0015	$9.45	6.0	% (4)
6/30/2020	6/30/2020	7/15/2020	$0.0015	$9.45	6.0	% (4)
7/31/2020	8/3/2020	8/15/2020	$0.0015	$9.59	6.0	% (5)
8/31/2020	8/28/2020	9/15/2020	$0.0015	$9.59	6.0	% (5)
9/30/2020	9/30/2020	10/15/2020	$0.0015	$9.59	6.0	% (5)
10/31/2020	10/30/2020	11/15/2020	$0.0016	$9.92	6.0	% (6)
11/30/2020	11/30/2020	12/15/2020	$0.0016	$9.92	6.0	% (6)
12/31/2020	12/31/2020	1/15/2021	$0.0016	$9.92	6.0	% (6)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 NAV per share and an annual yield of approximately 7.80% assuming a $10.00 per share purchase price.

(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.45 NAV per share and an annual yield of approximately 5.70% assuming a $10.00 per share purchase price.

(4)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.45 NAV per share.

(5)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.59 NAV per share.

(6)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.92 NAV per share.

For the year ended December 31, 2020, we paid distributions of approximately $4,453,000, including shares issued pursuant to our distribution reinvestment plan. For the year ended December 31, 2019, we paid distributions of approximately $4,212,000, including shares issued pursuant to our distribution reinvestment plan.

Share Repurchase Program

We have adopted a share repurchase program designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares. Our Manager may in its sole discretion, amend, suspend or terminate the share repurchase program at any time and for any reason, including (i) to protect our operations and our remaining shareholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, and (iv) following any material decrease in our NAV.

During the year ended December 31, 2020, we repurchased approximately 268,000 common shares for a total of approximately $2,564,000. A valid repurchase request is one that complies with the applicable requirements and guidelines of our current share repurchase program.

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Sources of Operating Revenue and Cash Flow

Our revenue is generated from interest and preferred return income on our real estate debt investments, which we receive monthly in arrears, and from rental income and tenant reimbursements and fee revenue from our real estate investments.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) to evaluate the profitability and performance of our business. See “Non-GAAP Financial Measures” below for a description of these metrics. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

As of December 31, 2020, none of our debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. We had invested in 23 debt and debt-like investments as of December 31, 2020, with 18 of those investments paying off in full since inception totaling over $47,000,000. The following table describes our debt related investment activity for the years ended December 31, 2020 and 2019:

Investments in Debt:	Amount (in thousands)
Balance as of December 31, 2018	$46,424
Investments	915
Principal repayments	(14,008)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2019 (1)	33,331
Investments	2,323
Principal repayments (2)	(26,131)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2020 (3)	$9,523

(1)	Investments include three mezzanine loans, five preferred equity investments, three bridge loans, and one second secured mortgage with aggregate carrying balances of approximately $5,759,000, $10,782,000, $13,190,000 and $3,600,000, respectively.

(2)	Principal repayments exclude Parkway Plaza mezzanine loan repayment of $3,400,000, which was sold in 2019 and cash was settled in 2020.

(3)	Investments include two mezzanine loans and three preferred equity investments with aggregate carrying balances of approximately $3,425,000 and $6,098,000, respectively.

As of April 2021, we have 11 real estate investments, including seven joint venture equity investments and four debt or debt-like investments, with the underlying real estate spread across six states. Of the 23 debt or debt-like investments that we have originated, 18 have paid off in full through December 31, 2020, and one has paid off in 2021. Moreover, seven loans have paid off since the outbreak of the COVID-19 pandemic, including three office assets, three retail assets and one multifamily asset. We have structured our current portfolio with significant multifamily and triple-net lease office concentrations, which we believe are economically resilient asset types, especially given the current economic climate.

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Market Outlook and Recent Trends

MACRO OVERVIEW

In Q3 2020, the Federal Reserve (the “Fed”) forecasted a GDP decline of 3.7% for the year 2020, which was the median of individual projections from Fed participants. In December 2020, the Fed revised its forecast positively to reflect a decline of 2.4% for 2020. This marks two consecutive quarters in which the Fed has decreased its estimate, which is understandable given the high level of uncertainty with regard to COVID-19’s significant impact on the national economy. For 2021, the Fed predicts a 4.2% increase in real GDP. In Q4 2020, the U.S. economy grew by 4% quarter over quarter at a seasonally adjusted annual rate compared to a 33% increase in Q3 2020 per the U.S. Bureau of Economic Analysis (“BEA”). The Q3 GDP followed a 32.9% quarterly decrease in Q2 2020 as a result of COVID-19.

We believe that 2021 will begin with a slower Q1 as the economy continues to reopen, vaccines are rolled out and herd immunity is reached with larger economic output coming towards year-end. We are also watching the personal savings rate as it relates to the economic recovery. In the years leading up to the pandemic, personal savings as a percentage of disposable income remained around 8%. During COVID-19, personal savings spiked to over 30% before falling to 13.7% as of December 2020, the highest level since the 1970’s. Excess savings being deployed into the economy should continue to help the economy rebound, but a rapid increase in consumer spending could cause an inflationary economic environment.

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has dropped or remained static each month since April, ending January 2021 at 6.3%. The Fed forecasts that the unemployment rate will decrease to 5% for 2021.

IMPACT OF MONETARY POLICY

In an effort to relieve downward economic pressure caused by COVID-19, the federal government has intervened with multiple stimulus bills. In 2020, Congress passed the $484 billion Paycheck Protection Program (“PPP”) and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals.

A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion CARES Act increased GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030.

Congress finalized the American Rescue Plan, a $1.9 trillion relief bill, which includes an additional $1,400 stimulus payment, $25 billion in rental assistance for low and moderate-income households who have lost jobs during the pandemic, and $5 billion to help struggling renters pay their utility bills. The plan will also continue to protect tenants from eviction through September 30, 2021.

The same department at Wharton estimates that the American Rescue Plan will increase GDP by approximately 0.6% in 2021 while lowering GDP by 0.2% in 2022. We expect this federal stimulus to further benefit the economic recovery, but with such aggressive stimulus over the past year, it may lead to inflation in the intermediate term. We believe that real estate acts as a hedge against inflation as property prices and rental income tend to rise as inflation rises.

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2021 OUTLOOK

Although the country has entered a period of higher uncertainty as a result of the impact of COVID-19, we believe that unprecedented federal stimulus has distorted the markets and helped us to avoid a crisis like 2008. Coupled with the COVID-19 vaccines, and our assumption that the adverse effect from COVID-19 will end sometime in 2021, we believe there will be significant opportunity in the coming year. We have acquired, and will continue to acquire, stable, cash-producing investments to meet our distribution target, and we will continue to employ an acquisition strategy that supports this goal. Originally, in order to achieve this goal, we invested in senior and mezzanine loans and preferred equity. In 2019, we shifted away from these types of investments due to the historically low interest rate environment and the thesis that we could achieve better risk adjusted returns by investing in joint venture equity. We target highly occupied, stable assets, and we believe that multifamily, office and industrial assets will offer us the best risk-adjusted return and cash flow to meet our distribution objectives. We entered 2021 with a solid cash position for acquisition, a portion of which we used to acquire an investment in a multifamily property located in Fenton, Missouri. We currently have 58% of the portfolio invested in multifamily, and we are bullish on the asset class for 2021 and beyond.

We believe this investment strategy will position us to be an income-focused REIT so that we can meet our investment objectives of paying attractive and consistent cash distributions to shareholders, creating a portfolio of diversified investments and preserving, protecting, increasing and returning shareholders’ capital contributions.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgements are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Accounting for Acquisition of Real Estate

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The fair value of the assets acquired is estimated using market-based, cost-based, and income-based valuation techniques using inputs that are categorized as Level 3 measurements. The total purchase consideration of an operating property is allocated based on the relative fair value of land, buildings, site improvements, tenant improvements, furniture and equipment, and intangible assets including in-place leases, and above and below market leases.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

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A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2020 and 2019, the Company held investments in six and three entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2020 and 2019, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements. We believe the fair value of the debt investments approximates the carrying value of the debt investments as of December 31, 2020 and 2019. We had invested in 23 debt and debt-like investments, with 18 of those investments paying off in full since inception.

12

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment include terms that are similar to interest on a debt instrument. As of December 31, 2020 and 2019, no amortization of premium, discount, or origination costs or fees has been recognized.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Results of Operations

Operating Income and Net Income (Loss)

The years ended December 31, 2020 and 2019 resulted in approximately $3,145,000 and $3,590,000 of operating income and $837,000 of net loss and $2,953,000 of net income, respectively. This change was primarily a result of the new acquisitions in 2019 and 2020 and the related increases in depreciation and interest expense.

13

Rental Income, net

For the years ended December 31, 2020 and 2019, we earned net rental income of approximately $10,742,000 and $2,019,000, respectively. This increase was due to consolidated investments made in 2020.

Tenant Reimbursements and Other Revenue

For the years ended December 31, 2020 and 2019, we earned tenant reimbursements of approximately $3,180,000 and $567,000. This increase was due to consolidated real estate investments made in 2020.

Interest Income

For the years ended December 31, 2020 and 2019, we earned interest income of approximately $1,833,000 and $4,852,000, respectively. This decrease was due to the payoff of eight real estate debt investments in 2020.

Expenses

Asset Management Fees

For the years ended December 31, 2020 and 2019, we incurred fees of approximately $846,000 and $558,000, respectively. This increase was due to consolidated real estate investments made in 2020.

Depreciation and Amortization

For the years ended December 31, 2020 and 2019, we incurred depreciation and amortization expenses of approximately $4,998,000 and $1,351,000, respectively. This increase was due to consolidated real estate investments made in 2020.

Real Estate Operating Expenses

For the years ended December 31, 2020 and 2019, we incurred real estate operating expenses of approximately $5,753,000 and $1,294,000, respectively. This increase was due to consolidated real estate investments made in 2020.

General and Administrative Expenses

For the years ended December 31, 2020 and 2019, we incurred general and administrative expenses of approximately $902,000 and $472,000, respectively. This increase was due to consolidated real estate investments made in 2020.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from the Offering to conduct our operations. We currently obtain the capital required to invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of the Offering and from any undistributed funds from our operations. As of December 31, 2020, we had approximately $6,767,000 in marketable securities that are available to provide liquidity and approximately $21,473,000 in cash. As of December 31, 2019, we had approximately $9,159,000 in cash. We anticipate that these capital resources will provide sufficient liquidity to meet future funding commitments as of December 31, 2020 as well as our operational cost.

14

As of December 31, 2020, we had outstanding borrowings of approximately $93,630,000, net of deferred financing costs, from our consolidated investments. As of December 31, 2019, we had outstanding borrowings of $53,073,000, net of deferred financing costs, from our consolidated investments.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. We expect aggregate organization and offering expenses to be approximately 3% of gross offering proceeds if we raise the maximum offering amount. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, insurance costs, tax return preparation fees, taxes and filing fees, administration fees and third-party costs associated with the aforementioned expenses.

Borrowers and real estate sponsors may make payments to our Sponsor or its affiliates in connection with the selection and origination or purchase of investments. We will pay the Manager a monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which will be based on the total equity value. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding.

Cash Flow

The following presents our cash flows for the years ended December 31, 2020 and December 31, 2019 (in thousands):

Cash provided by (used in)	For the Year ended December 31, 2020	For the Year ended December 31, 2019
Operating Activities:	$3,248	$6,174
Investing Activities:	(42,410)	(61,395)
Financing Activities:	51,233	69,836
Net (decrease)/increase in cash, restricted cash and cash equivalents	12,071	14,615
Cash, restricted cash and cash equivalents, beginning of period	15,544	929
Cash, restricted cash and cash equivalents, end of period	$27,615	$15,544

Net cash provided by operating activities was approximately $3,248,000 and $6,174,000 for the years ended December 31, 2020 and 2019, respectively, and related principally to rental income and interest income generated from our investments.

Net cash used in investing activities was approximately $42,410,000 and $61,395,000 for the years ended December 31, 2020 and 2019, respectively, and related principally to the acquisition of new real estate investments.

Net cash provided by financing activities was approximately $51,233,000 and $69,836,000 for the years ended December 31, 2020 and 2019, respectively, and related principally to proceeds from the issuance of common shares pursuant to the Offering and borrowings under mortgages payable.

Off-Balance Sheet Arrangements

As of December 31, 2020 and 2019, we had no off-balance sheet arrangements.

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Related Party Arrangements

For further details, please see Note 9 – “Related Party Arrangements” in Item 7. “Financial Statements” below.

Recent Developments

Asset Acquisitions

Turtle Creek – Fenton, Missouri

On January 28, 2021, we acquired a $6,000,000 joint-venture limited partnership equity investment related to the acquisition and renovation of a Class A, 128-unit apartment community located in Fenton, Missouri, a suburb of St. Louis, Missouri.

Offering Proceeds

As of March 31, 2021, we had raised total gross offering proceeds of approximately $84,714,000 from settled subscriptions and issued an aggregate of approximately 8,503,000 common shares.

Distributions

On December 31, 2020, our Manager authorized a daily cash distribution of $0.0016 per share (which equates to 6.0% on an annualized basis assuming a $10.02 per share net asset value, calculated for the period beginning January 1, 2021 and ending January 31, 2021) for shareholders as of the close of business on each day of the period commencing on January 1, 2021 and ending on January 31, 2021. The aggregate amount of cash distributed and distributions reinvested related to such distribution period was $181,816 and $207,062, respectively. We began processing such distributions on February 16, 2021.

On December 31, 2020, our Manager authorized a daily cash distribution of $0.0016 per share (which equates to approximately 6.0% on an annualized basis assuming a $10.02 per share net asset value, calculated for the period beginning February 1, 2021 and ending February 28, 2021) for shareholders as of the close of business on each day of the period commencing on February 1, 2021 and ending on February 28, 2021. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $163,969 and $192,891, respectively. We began processing such distributions on March 12, 2021.

On February 28, 2021, our Manager authorized a cash distribution of $0.0016 per share (which equates to approximately 6.0% on an annualized basis assuming a $10.02 per share net asset value, calculated for the period beginning March 1, 2021 and ending March 31, 2021) for shareholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $183,182 and $218,905, respectively. We began processing such distributions on April 15, 2021.

Estimated NAV Per Share as of December 31, 2020

On February 2, 2021, our Manager determined that our NAV per share is $10.02 as of December 31, 2020. This NAV per share will be effective until updated by us on or about March 31, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2020 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2020.

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As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

Appointment of Independent Representative

As previously disclosed, our Manager may appoint an independent representative in connection with the review and approval of certain transactions by the Company involving certain conflicts of interest and to determine whether the resolution of such conflicts in the applicable transaction is fair and reasonable to the Company. Such independent representative is an independent third party with significant commercial real estate and real estate-related investment experience as well as knowledge of the Company and its portfolio. On January 22, 2021, our Manager appointed Louis S. Weeks III to serve as an independent representative. In consideration for his services as an independent representative, we will pay Mr. Weeks a retainer of 1,000 shares per year.

Mr. Weeks is the Founder and Principal at SeaburyCoxe Advisors LLC, consultants in financing and investing in commercial real estate. The firm is located in Baltimore, MD and is active nationally with projects and clients in New York, Philadelphia, Hartford and Los Angeles. Mr. Weeks has been involved in commercial real estate investments and finance for more than 35 years. He spent 26 years at ColumbiaNational Real Estate Finance, an 80-year-old Mortgage Banking firm in Baltimore, MD founded by the late James W. Rouse. His responsibilities included 10 years as the firm’s Managing Partner and CEO. He was responsible for the company’s overall operations, production, servicing, and finance. Over the years, Mr. Weeks has arranged debt and equity for clients totaling over $3.0 billion. Mr. Weeks’s early career was spent in the banking industry in New York City with Manufacturers Hanover Trust and Bankers Trust Co. He has been an active member of the local chapters of NAIOP, ULI, ICSC, MBA and Baltimore Downtown Partnership and served on numerous local community organizations. Mr. Weeks has also served as an independent director on the board of directors of MogulREIT II, Inc. since 2017. We believe that Mr. Weeks’s significant experience makes him qualified to serve as an independent representative.

Non-GAAP Financial Measures

Our Manager believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses).

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Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to shareholders, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our shareholders with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the years ended December 31, 2020 and 2019 is as follows (amounts in thousands):

	For the Year ended	For the Year ended
	December 31, 2020	December 31, 2019
	(in thousands)	(in thousands)
GAAP net income attributable to MogulREIT I, LLC	$(500)	$2,917
Add: depreciation and amortization of properties	3,890	702
Adjustments for noncontrolling interests	(937)	(86)
Adjustments for unrealized gain on marketable securities	(269)	—
Funds from operations (“FFO”) applicable to common stock	2,184	3,533
Add: amortization of lease intangibles	1,108	736
Add: amortization of deferred financing costs and discount	242	36
Adjustments for noncontrolling interests	(466)	(41)
Adjusted funds from operations (“AFFO”) applicable to common stock	$3,068	$4,263

Item 3. Directors and Officers

We operate under the direction of our Manager, RM Adviser, LLC, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. A majority of the investment committee of our Manager will approve each of our investments. Jilliene Helman, our Manager’s Chief Executive Officer and Eric Levy, our Manager’s Vice President, Portfolio Manager make up our Manager’s investment committee. Our Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow the investment and borrowing policies set forth in this Annual Report unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our LLC Agreement. We have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. Our Manager is a wholly-owned subsidiary of Realty Mogul, Co.

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Executive Officers of our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age*	Position
Jilliene Helman	34	Chief Executive Officer and Chief Financial Officer
Eric Levy	34	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

*As of April 20, 2021

Jilliene Helman has served as our Chief Executive Officer since our inception in March 2016, our Chief Financial Officer since October 31, 2018 and our Chief Compliance Officer and Secretary from February 2021 to March 2021. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co., where she is responsible for Realty Mogul, Co.’s strategic direction and operations. In this capacity, she has approved over $600 million of investments with property values worth over $3.1 billion. From July 2008 to September 2012, Ms. Helman served in a variety of capacities at Union Bank, including as a Management Training Associate; an Assistant Vice President, Sales Development Manager; and Vice President, Corporate Risk Management. Ms. Helman held these positions across the wealth management, finance and risk management departments of Union Bank. Ms. Helman is a Certified Wealth Strategist and holds Series 7, Series 63 and Series 24 licenses. Ms. Helman has a Bachelor of Science in Business Administration degree from Georgetown University.

Eric Levy has served as Vice President, Portfolio Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017. Mr. Levy is responsible for portfolio and asset management for debt and equity assets held by MogulREIT I and MogulREIT II, Inc. From April 2013 to September 2017, Mr. Levy served as Strategic Projects Manager at World Class Capital Group, a national real estate investment firm focused on acquiring, developing and managing real estate with over $1.2 billion in assets under management. In that role, he led the asset management of over 2.3 million square feet of retail and office properties, oversaw capital improvement plans for over 4.5 million square feet of self-storage facilities, managed portfolio-wide investor reporting and investor relationships, and helped to develop the operational infrastructure of the company. From August 2010 to March 2013, Mr. Levy served as Senior Paralegal – M&A, Real Estate, Credit at Willkie, Farr & Gallagher. Mr. Levy has more than eight years of experience in commercial real estate. Mr. Levy has a Bachelor of Arts degree from the University of Wisconsin-Madison.

Saher Hamideh has served as our Chief Compliance Officer and Secretary since March 2021. Ms. Hamideh has also served as Vice President, Legal of Realty Mogul, Co. since March 2021. Ms. Hamideh is responsible for managing all legal and regulatory matters for Realty Mogul, Co. and its wholly-owned subsidiaries, including our Manager. From 2015 to 2021, Ms. Hamideh served as the Senior Compliance Officer at Bel Air Investment Advisors LLC, and its affiliated broker-dealer, Bel Air Securities LLC (collectively, “Bel Air”), where she oversaw all legal and compliance functions for Bel Air as it grew from approximately $4 billion to $9 billion in assets under management. From 2012 to 2015, Ms. Hamideh served as Senior Corporate Counsel at American Realty Advisors, an SEC-registered real estate investment management firm serving institutional clients, where she managed all legal and compliance matters relating to commingled funds and separate property accounts. From 2007 to 2011, Ms. Hamideh served as Corporate Counsel for AIG SunAmerica, Inc. where she prepared all regulatory filings, negotiated all investment management-related and corporate agreements and managed compliance with internal policies and procedures. Ms. Hamideh began her career as an associate in the Investment Management Department of Sullivan and Worcester, LLP in Washington, D.C. Ms. Hamideh earned her Juris Doctor from Loyola Law School, Los Angeles, and her Bachelor of Arts in Economics and Philosophy from Emory University.

Compensation of Executive Officers of our Manager

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. As described above, certain of the executive officers of Realty Mogul, Co. also serve as executive officers of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from Realty Mogul, Co. As executive officers of our Manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. We will indirectly bear some of the costs of the compensation paid to these individuals through fees we pay to our Manager. In addition, we pay each the Chief Executive Officer and Portfolio Manager of our Manager a retainer of 1,000 shares per year.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common shares as of the date of this Annual Report, for each person or group that holds more than 10% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

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Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 10573 W Pico Blvd., PMB #603, Los Angeles, CA 90064.

	Number of
	Shares
	Beneficially	Percent of All
Name of Beneficial Owner(1)	Owned	Shares
RM Sponsor, LLC (2)(3)	264	*	%
Jilliene Helman	1,004	*
Eric Levy	3,082	*
Saher Hamideh	-	-
All executive officers of our Manager as a group (3 persons)	5,350	*	%

*	Represents less than 1.0% of our outstanding common shares
(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	As of the date of this Annual Report, RM Sponsor, LLC owns 0.0090% of our issued and outstanding common shares.
(3)	All voting and investment decisions with respect to our common shares that are held by RM Sponsor, LLC are controlled by its manager, Jilliene Helman. Ms. Helman disclaims beneficial ownership of such shares.

Item 5. Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see Note 9 – “Related Party Arrangements” in Item 7. “Financial Statements” below.

Item 6. Other Information

None.

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Item 7. Financial Statements

MogulREIT I, LLC

F-1

Independent Auditor’s Report

To the Management of
MogulREIT I, LLC

We have audited the accompanying consolidated financial statements of MogulREIT I, LLC, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the statement of financial position of MogulREIT I, LLC as of December 31, 2020 and 2019, and its results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Bethesda, Maryland

April 29, 2021

F-2

MogulREIT I, LLC

Consolidated Balance Sheets

As of December 31, 2020 and 2019

(Amounts in thousands, except share data)

	As of December 31,
	2020	2019
ASSETS
Real estate investments, at cost
Land	$16,470	$11,494
Building and improvements	128,509	54,430
Tenant improvements	3,886	1,955
Total real estate investments, at cost	148,865	67,879
Less accumulated depreciation	(4,506)	(616)
Real estate investments, net	144,359	67,263
Real estate debt investments, net	9,523	33,331
Marketable securities, at fair value	6,767	-
Intangible lease assets, net	11,158	4,105
Cash and cash equivalents	21,473	9,159
Shareholder funds receivable	217	490
Restricted cash, escrows and deposits	6,142	6,385
Prepaid expenses	169	126
Interest receivable	89	408
Rent receivable, net	2,289	141
Other receivables	89	3,818
Total Assets	$202,275	$125,226

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$2,172	$1,937
Deferred offering costs payable	38	-
Mortgages payable, net of deferred financing costs of $1,070 and $785	93,630	53,073
Intangible lease liabilities, net	26,781	1,605
Security deposits	433	371
Distributions payable	383	427
Settling subscriptions payable	673	643
Asset management fee payable	63	60
Other liabilities	1,676	399
Total Liabilities	125,849	58,515

Members’ Equity
Common shares, $9.92 and $10 per share; unlimited shares authorized; 7,555,969 and 6,452,647 shares issued and outstanding as of December 31, 2020 and 2019, respectively	73,256	62,723
Accumulated deficit	(6,225)	(1,272)
Total MogulREIT I, LLC Equity	67,031	61,451
Noncontrolling interests in consolidated joint ventures	9,395	5,260
Total Members’ Equity	76,426	66,711

Total Liabilities and Members’ Equity	$202,275	$125,226

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MogulREIT I, LLC

Consolidated Statements of Income (Loss)

For the Years ended December 31, 2020 and 2019

(Amounts in thousands, except share data)

	For the Year Ended	For the Year Ended
	December 31, 2020	December 31, 2019
Revenues
Rental income, net	$10,742	$2,019
Tenant reimbursements and other revenue	3,180	567
Interest and preferred return income	1,833	4,852
Total Revenues	15,755	7,438

Operating Expenses
Asset management fees	846	558
Depreciation and amortization	4,998	1,351
Real estate operating expenses	5,753	1,294
Servicing fee	111	173
General and administrative expenses	902	472
Total Operating Expenses	12,610	3,848
Operating Income	3,145	3,590
Other Income and Expenses
Interest expense	3,040	657
Change in fair value of derivative	1,295	-
Other income	(84)	(20)
Unrealized gain on marketable securities	(269)	-
Consolidated Net Income (Loss)	(837)	2,953
Net Income (Loss) attributable to Noncontrolling Interests	(337)	36
Net Income (Loss) attributable to MogulREIT I, LLC	$(500)	$2,917

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MogulREIT I, LLC

Consolidated Statements of Members’ Equity

For the Years ended December 31, 2020 and 2019

(Amounts in thousands, except share data)

					Noncontrolling
	Common Shares		Retained Earnings	Total MogulREIT I,	Interest in Consolidated	Total Members’
	Shares	Amount	(Deficit)	LLC Equity	Joint Ventures	Equity
Balance as of December 31, 2018	4,750,632	$46,227	$23	$46,250	$-	$46,250
Proceeds from issuance of common shares, net of syndication costs	1,934,775	19,047	-	19,047	-	19,047
Stock award	1,000	10	-	10	-	10
Repurchase of common shares	(233,760)	(2,211)	-	(2,211)	-	(2,211)
Amortization of deferred offering costs	-	(350)	-	(350)	-	(350)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	5,224	5,224
Distributions declared on common shares	-	-	(4,212)	(4,212)	-	(4,212)
Net income	-	-	2,917	2,917	36	2,953
Balance as of December 31, 2019	6,452,647	62,723	(1,272)	61,451	5,260	66,711
Proceeds from issuance of common shares, net of syndication costs	1,370,018	13,348	-	13,348	-	13,348
Stock award	1,000	9	-	9	-	9
Repurchase of common shares	(267,696)	(2,595)	-	(2,595)	-	(2,595)
Amortization of deferred offering costs	-	(229)	-	(229)	-	(229)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	5,108	5,108
Distributions declared on common shares	-	-	(4,453)	(4,453)	-	(4,453)
Distributions to noncontrolling interests	-	-	-	-	(636)	(636)
Net loss	-	-	(500)	(500)	(337)	(837)
Balance as of December 31, 2020	7,555,969	$73,256	$(6,225)	$67,031	$9,395	$76,426

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MogulREIT I, LLC

Consolidated Statements of Cash Flows

For the Years ended December 31, 2020 and 2019

(Amounts in thousands)

	For the Year Ended	For the Year Ended
	December 31, 2020	December 31, 2019
OPERATING ACTIVITIES:
Consolidated net income (loss)	$(837)	$2,953
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation	3,890	616
Unrealized gain on marketable securities	(269)	-
Non-cash adjustment for stock award	9	10
Amortization of intangible assets relating to leases	1,108	735
Amortization of intangible liabilities relating to leases	(853)	(25)
Amortization of deferred financing costs	165	31
Changes in assets and liabilities:
Net change in prepaid expenses	(43)	(126)
Net change in interest receivable	319	14
Net change in rent receivable	(2,148)	(141)
Net change in other receivables	328	(407)
Net change in accounts payable and accrued expenses	237	1,783
Net change in asset management fee payable	3	21
Net change in security deposit	62	371
Net change in other liabilities	1,277	339
Net cash provided by operating activities	3,248	6,174
INVESTING ACTIVITIES:
Purchases of real estate	(59,796)	(71,089)
Improvements to real estate	(3,323)	-
Investment in of debt related investments	(2,323)	(915)
Repayment of debt related investments	29,531	10,609
Purchases of marketable securities	(6,499)	-
Net cash used in investing activities	(42,410)	(61,395)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of syndication costs	11,235	16,596
Repurchase of common shares	(2,564)	(1,846)
Payment of cash distributions	(2,112)	(1,881)
Capital contribution from noncontrolling interests, net of syndication costs	5,108	5,224
Distribution to noncontrolling interest	(636)	-
Borrowings under mortgages payable and related party loan payable	40,842	56,257
Deferred offering costs paid	(190)	(298)
Payment of finance costs	(450)	(816)
Repayment of debt	-	(3,400)
Net cash provided by financing activities	51,233	69,836

Net increase in cash, restricted cash and cash equivalents	12,071	14,615
Cash, restricted cash and cash equivalents, beginning of year	15,544	929
Cash, restricted cash and cash equivalents, end of year	$27,615	$15,544

Cash paid for interest	$2,494	$423
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:

Shareholder funds receivable	$273	$(227)
Settling subscriptions payable	$32	$365
Dividends declared but not paid	$(44)	$107
Shares issued through distribution reinvestment program	$2,385	$2,224

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 – Formation and Organization

The consolidated financial statements include MogulREIT I, LLC, its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”), and its controlled joint ventures RM La Privada, LLC (“La Privada”), RM The Hamptons, LLC (“The Hamptons”), Columbus Office Portfolio, LLC (“Columbus”), RM Pohlig, LLC (“Pohlig”), RM Lubbock MOB, LLC (“Lubbock MOB”) and Power House Sahara LV, LLC (“ NV Energy”).

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. RM83, La Privada, The Hamptons, Columbus, Pohlig, Lubbock MOB and NV Energy, organized in June 2017, May 2019, August 2019, November 2019, February 2020, June 2020 and July 2020, respectively, are Delaware limited liability companies and special purpose entities (“SPE”) that hold investments in real estate-related assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this annual report refer to MogulREIT I, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“RM Adviser” or “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

On August 12, 2016, our initial offering of common shares, which represent limited liability company interests in our Company (the “Initial Offering”) was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering” and, together with the Initial Offering, the “Offering”) and terminated our Initial Offering. We are continuing to offer in the Follow-on Offering up to $28,174,089 in our common shares, which represents the value of the shares available to be offered as of June 12, 2020 out of the rolling 12-month maximum offering amount of $50,000,000 in our common shares, including shares sold pursuant to our distribution reinvestment plan. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. Our offering price per share equals the most recently announced NAV per share, which is $10.02 per share, as of December 31, 2020. As of December 31, 2020 and 2019, the Company has 7,555,969 and 6,452,647 shares issued and outstanding, respectively. The Manager has the authority to issue an unlimited number of common shares.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of income (loss), statements of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar end for financial reporting.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiary, RM83, which was formed during 2017, its controlled joint ventures, La Privada, The Hamptons and Columbus, all of which were acquired during 2019, and Pohlig, Lubbock MOB and NV Energy, all of which were acquired during 2020.

All significant intercompany balances and transactions are eliminated in consolidation.

F-7

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Reclassification of Prior Year Presentation

Certain amounts in the prior period have been reclassified to conform to the current year presentation in connection with the classification of “General and administrative expenses” on the consolidated statements of income (loss). The reclassification had no effect on the previously reported totals (e.g. operating income or consolidated net income (loss)).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of December 31, 2020 and 2019, there was approximately $217,000 and $490,000, respectively, in subscriptions that had not settled. All of these funds settled subsequent to year-end.

Settling Subscriptions Payable

Share repurchases initiated in December 2020 and 2019 were settled in February 2021 and January 2020, respectively. The settling subscriptions payable are recorded on the consolidated balance sheets as “Settling subscription payable” as of December 31, 2020 and 2019, respectively. These liabilities were reversed subsequent to year-end when the share repurchases settled in February 2021 and January 2020, respectively.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of December 31, 2020, the Company’s investments in real estate operate in Virginia, Ohio, Texas, Colorado, Florida and Nevada. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

For the year ended December 31, 2020, the Company’s annualized rental income in real estate equity investments by state is approximately 32%, 32%, 24% and 11%, for Virginia, Ohio, Texas and Nevada, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees and expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

F-8

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of December 31, 2020 and 2019, the Manager had incurred offering costs of approximately $1,866,000 and $1,637,000, respectively, on behalf of the Company. As of December 31, 2020 and 2019, approximately $1,866,000 and $1,637,000, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2020 and 2019, the Company held investments in six and three entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

F-9

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of both December 31, 2020 and 2019, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements. We believe the fair value of the debt investments approximates the carrying value of the debt investments as of December 31, 2020 and 2019. We had invested in 23 debt and debt-like investments with 18 of those investments paying off in full since inception. The following table describes our debt related investment activities for the years ended December 31, 2020 and 2019:

Amount
Investments in Debt:	(in thousands)
Balance at beginning of period	$46,424
Investments	915
Principal repayments	(14,008)
Balance as of December 31, 2019 (1)	33,331
Investments	2,323
Principal repayments (2)	(26,131)
Balance as of December 31, 2020 (3)	$9,523

(1)	Investments include three mezzanine loans, five preferred equity investments, three bridge loans, and one second secured mortgage with aggregate carrying balances of approximately $5,759,000, $10,782,000, $13,190,000, and $3,600,000, respectively.
(2)	Principal repayments exclude Parkway Plaza mezzanine loan repayment of $3,400,000 which was sold in 2019 and cash was received in 2020.
(3)	Investments include two mezzanine loans and three preferred equity investments with aggregate carrying balances of approximately $3,425,000 and $6,098,000, respectively.

F-10

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2020 and 2019.

For the years ended December 31, 2020 and 2019, $4,453,500 and $4,212,366, respectively, in distributions have been made to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

Tax periods from 2017 to 2020 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of December 31, 2020 and 2019, no amortization of premium, discount, or origination costs or fees have been recognized.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

F-11

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors. As of December 31, 2020 and 2019, the Company determined that there was no impairment of long-lived assets.

For each lease we assume through an acquisition of a property, the Company applies ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so the Company refers to ASC 820 and ASC 840 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. Primarily all of the Company’s existing above- and below-market leases resulted from our 2020 and 2019 acquisitions of office properties.

F-12

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Restricted Cash and Escrows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statements of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statements of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statements of cash flows to be included in the beginning and ending balances of Cash and Restricted Cash and Equivalents on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the balance sheet to be included in Cash and Restricted Cash and Equivalents on the statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Restricted Cash and Equivalents on the consolidated statements of cash flows:

	For the Year Ended December 31, 2020 (amounts in thousands)	For the Year Ended December 31, 2019 (amounts in thousands)

Cash and cash equivalents	$21,473	$9,159
Restricted cash, escrows and deposits	6,142	6,385
Total cash and restricted cash and cash equivalents	$27,615	$15,544

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 35 years. Site improvements, building improvements and tenant improvements are depreciated on the straight-line method over an estimated useful life of 1.1 to 18.6 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

F-13

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its interest rate swap derivative liability on the Columbus portfolio at its estimated fair value. In determining the fair value of its interest rate swap derivative, the Company uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, the Company determined that the impact of the credit valuation adjustments were not significant to the overall valuation of the swap. As a result, the fair value of the swap is considered to be based primarily on Level 2 inputs and a Level 2 measurement.

The interest rate swap derivative liability related to the Columbus portfolio had an estimated fair value of $1,295,000 and $0 as of December 31, 2020 and 2019, respectively, which is included in other liabilities.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of income (loss).

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

F-14

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Note 3 – Real Estate Debt Investments

The following table presents the Company’s investments in real estate debt related assets as of December 31, 2020 and 2019 (amounts in thousands):

As of December 31, 2020:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Mezzanine Loan	2	$3,425	$3,425	10.57%	30.93%
Preferred Equity	3	7,648	6,098	12.94%	69.07%
Balance as of December 31, 2020	5	$11,073	$9,523	12.09%	100.00%

As of December 31, 2019:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Mezzanine Loan	3	$5,925	$5,759	11.17%	17.57%
Preferred Equity	5	11,925	10,782	12.28%	35.36%
Bridge Loan	3	12,275	13,190	8.94%	36.40%
Second Secured Mortgage	1	3,600	3,600	13.35%	10.67%
Balance as of December 31, 2019	12	$33,725	$33,331	10.88%	100.00%

The following tables present certain information about the Company’s investments in real estate related assets, as of December 31, 2020 and 2019, by contractual maturity grouping (dollars in thousands):

As of December 31, 2020:

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Mezzanine Loan	2	$3,425	$-	$-	$-
Preferred Equity	3	450	-	5,648	-
Balance as of December 31, 2020	5	$3,875	$-	$5,648	$-

F-15

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

As of December 31, 2019:

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Mezzanine Loan	3	$5,759	$-	$-	$-
Preferred Equity	5	407	7,050	3,325	-
Bridge Loan	3	4,490	8,700	-	-
Second Secured Mortgage	1	3,600	-	-	-
Balance as of December 31, 2019	12	$14,256	$15,750	$3,325	$-

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2020 and 2019, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in real estate as of December 31, 2020 (amounts in thousands):

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Investment Costs (a)
			(in thousands)		(in thousands)
NV Energy
Nevada Power Building	July 9, 2020	53.79%	$33,350	Cash, assumed	$1,255
Las Vegas, NV				liabilities of $0
Lubbock
MOB	June 26, 2020	100.00%	8,350	Cash, assumed	310
Lubbock, TX				liabilities of $118
Pohlig
Box Factory & Superior Warehouse	February 19, 2020	100.00%	15,900	Cash, assumed	631
Richmond, VA				liabilities of $96
Columbus
Office Portfolio	November 5, 2019	56.41%	37,800	Cash, assumed	698
Columbus, OH				liabilities of $1,568
The Hamptons
Apartments	October 9, 2019	100.00%	19,051	Cash, assumed	692
Virginia Beach, VA				liabilities of $325
La Privada
Apartments	May 31, 2019	100.00%	11,700	Cash, assumed	441
El Paso, TX				liabilities of $170
Total			$126,151		$4,027

(a)	Capitalized as part of the acquisition and includes related party costs of approximately $1,914,000

F-16

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The following table details the allocation of the purchase price for the Company’s consolidated investments in real estate for the years ended December 31, 2020 and 2019 (amounts in thousands):

			Site	Intangible	Intangible
			Improvements	Lease	Lease
Description of Property	Land	Building	and FF&E	Asset	Liability	Total
NV Energy	$1,957	$49,052	$2,569	$7,055	$(26,029)	$34,604
Las Vegas, NV
Lubbock MOB	1,359	6,006	431	864	-	8,660
Lubbock, TX
Pohlig	1,660	14,194	434	242	-	16,530
Richmond, VA
Columbus	4,748	28,922	2,244	4,214	(1,630)	38,498
Columbus, OH
The Hamptons	4,226	14,038	1,134	345	-	19,743
Virginia Beach, VA
La Privada Apartments	2,520	8,408	931	282	-	12,141
El Paso, TX
Total	$16,470	$120,620	$7,743	$13,002	$(27,659)	$130,176

Depreciation expense amounted to approximately $3,890,000 and $616,000, respectively, for the years ended December 31, 2020 and 2019.

As of December 31, 2020 and 2019, the amortization period for the intangible lease assets ranges from 3 months to 18.5 years and from 3 months to 13.5 years, respectively. At December 31, 2020 and 2019, accumulated amortization of intangible lease assets, was approximately $1,843,000 and $736,000, respectively. The unamortized balance of intangible lease assets, at December 31, 2020 and 2019, was approximately $11,158,000 and $4,105,000, respectively. At December 31, 2020 and 2019, accumulated amortization of below-market lease liabilities, was approximately $878,000 and $26,000, respectively. The unamortized balance of below-market lease liabilities, at December 31, 2020 and 2019, was approximately $26,781,000 and $1,605,000, respectively.

Minimum Future Rents and Amortization of Lease Intangible Assets

The multi-family rental properties owned at December 31, 2020 are principally leased under 12-month operating leases with tenant renewal rights. For commercial properties, the following details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years:

	Future minimum lease payments	Intangible Lease Assets	Intangible Lease Liabilities
Year Ending December 31,	(in thousands)	(in thousands)	(in thousands)
2021	$6,017	$1,126	$1,553
2022	5,725	1,110	1,553
2023	5,602	1,110	1,553
2024	5,482	1,110	1,553
2025	5,168	1,110	1,553
Thereafter	15,008	5,592	19,018
Total	$43,002	$11,158	$26,783

F-17

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Note 5 – Marketable Securities

As of December 31, 2020, the Company held two investments in exchange traded funds for a total cost of approximately $6,499,000. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy (amounts in thousands):

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investments in marketable securities	$6,767	$6,767	$-	$-

The unrealized gain on the investments in marketable securities included in the consolidated statements of income (loss) attributable to Level 1 measurements was approximately $269,000 for the year ended December 31, 2020.

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net balances per the consolidated balance sheets:

December 31, 2020 (in thousands)
Mortgages payable, gross	$94,700
Unamortized deferred financing costs	(1,070)
Mortgages payable, net	$93,630

December 31, 2019 (in thousands)
Mortgages payable, gross	$53,858
Unamortized deferred financing costs	(785)
Mortgages payable, net	$53,073

F-18

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	December 31, 2020 (in thousands)
2021	$664
2022	692
2023	29,037
2024	954
2025	996
Thereafter	62,357
Total	$94,700

At December 31, 2020 and 2019, deferred financing costs amounted to approximately $1,070,000 and $785,000, net of accumulated amortization of approximately $196,000 and $31,000, respectively. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

The details of the mortgages payable are as follows:

NV Energy Nevada Power Building

The mortgage loan payable by NV Energy Nevada Power Building was originated on July 9, 2020 by Washington Federal Bank, in the amount of $23,845,000. The outstanding balance as of December 31, 2020 was $23,845,000. The mortgage loan has a maturity date of July 1, 2027. The mortgage loan has a fixed interest rate of 4.00% and began amortizing in July 2020 on a 25-year amortization schedule, with semi-annual payments. The mortgage is secured by real property and an assignment of leases and rents.

Pohilg Box Factory & Superior Warehouse

The mortgage loan payable by Pohilg Box Factory & Superior Warehouse was originated on November 19, 2020 by Bellwether Enterprise Mortgage Investments, LLC, in the amount of $10,829,000. The outstanding balance as of December 31, 2020 was $10,829,000. The mortgage loan has a maturity date of December 1, 2027. The mortgage loan has a fixed interest rate of 3.37%. The mortgage loan is interest-only for the first 36 months of the loan, after which it will begin amortizing on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Lubbock Medical Office Building

The mortgage loan payable in connection with Lubbock MOB was originated on June 26, 2020 by Stride Bank, N. A., in the amount of approximately $5,845,000. The outstanding balance as of December 31, 2020 was approximately $5,789,000. The mortgage loan has a maturity date of June 15, 2027. The mortgage loan has a fixed interest rate of 4.15% during the initial 60 months of the mortgage loan. Commencing on June 15, 2025 and thereafter, the interest rate will be equal to the greater of 4.15% or the most recent US Treasury Yield for two years plus 3%. The mortgage loan began amortizing in July 2020 on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

F-19

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Columbus Office Portfolio

The mortgage loan payable in connection with the Columbus Office Portfolio property was originated on November 1, 2019 by Citizens Bank, N.A. in the amount of approximately $33,636,000 with an initial funding of approximately $27,938,000 and future funding of approximately $5,697,000. The outstanding balance as of December 31, 2020 and 2019 was approximately $28,317,000 and $27,938,000, respectively. The mortgage loan has a maturity date of November 1, 2023, with one 12-month extension option. The mortgage loan has a variable interest rate of 30-day Libor plus 2.15% (2.25% as of December 31, 2020 and the Company has entered into an interest rate swap agreement through October 30, 2023 to pay at a fixed rate of 3.80%.) The mortgage loan is interest-only for the entire term of the loan. The mortgage is secured by real property and an assignment of leases and rents.

The Hamptons Apartments

The mortgage loan payable in connection with the Hamptons Apartments property was originated on October 1, 2019 by Argentic Real Estate Finance LLC in the amount of approximately $15,850,000. The outstanding balance as of both December 31, 2020 and 2019 was approximately $15,850,000. The mortgage loan is interest-only though the maturity date of November 6, 2029. The mortgage loan has a fixed interest rate of 4.03%. The mortgage is secured by The Hamptons Apartments property and an assignment of leases and rents.

La Privada Apartments

The mortgage loan payable in connection with the La Privada Apartments property was originated on May 31, 2019 by Argentic Real Estate Finance LLC in the amount of approximately $10,070,000 with an initial funding of approximately $10,070,000. The outstanding balance as of both December 31, 2020 and 2019 was approximately $10,070,000. The mortgage loan has a fixed interest rate of 4.89%. The mortgage loan is interest-only until the maturity date of June 6, 2029. The mortgage is secured by real property and an assignment of leases and rents.

Note 7 – Related Party Borrowings

As of December 31, 2018, the Company owed $3,400,000 to affiliates. During 2019, the amounts were repaid in full to the affiliates.

For the year ended December 31, 2020, the Company had no related party borrowings.

Note 8 – Business Combinations and Asset Acquisitions

Power House Sahara LV, LLC

On July 9, 2020, the Company acquired a 53.8% equity interest in Power House Sahara LV, LLC (“NV Energy”). NV Energy is an SPE formed to acquire, renovate, own and operate Nevada Power Building, a commercial office building located in Las Vegas, Nevada.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. NV Energy is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

F-20

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for NV Energy and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

July 9, 2020 (in thousands)
Consideration
Cash (including transaction costs of $1,255 and debt proceeds of $23,845)	$34,605
Fair value of total consideration transferred	$34,605

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,957
Buildings, site improvements, and tenant improvements	51,622
Cash and cash equivalents	—
Intangible lease asset	(18,974)
Escrow, deposits and other assets	—
Total identifiable net assets	$34,605

RM Lubbock MOB LLC

On June 26, 2020, the Company acquired a 100% equity interest in Lubbock MOB. Lubbock MOB is an SPE formed to acquire, renovate, own and operate Lubbock Medical Office Building, a covenant medical office building located in Lubbock, Texas.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Lubbock MOB is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Lubbock MOB and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

June 26, 2020 (in thousands)
Consideration
Cash (including transaction costs of $310 and debt proceeds of $5,845)	$8,660
Fair value of total consideration transferred	$8,660

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,359
Buildings, site improvements, and tenant improvements	6,437
Cash and cash equivalents	—
Intangible lease asset	864
Escrow, deposits and other assets	—
Total identifiable net assets	$8,660

F-21

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

RM Pohlig LLC

On February 19, 2020, the Company acquired a 100% equity interest in RM Pohlig LLC (“Pohlig”). Pohlig is an SPE formed to acquire, renovate, own and operate Pohlig Box Factory & Superior Warehouse, a multi-family apartment community located in Richmond, Virginia.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Pohlig is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Pohlig and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

February 19, 2020 (in thousands)
Consideration
Cash (including transaction costs of $631)	$16,588
Fair value of total consideration transferred	$16,588

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,660
Buildings, site and tenant improvements, and furniture and equipment	14,629
Cash and cash equivalents	—
Intangible lease asset	242
Escrow, deposits and other assets	57
Total identifiable net assets	$16,588

Columbus Office Portfolio, LLC

On November 5, 2019, the Company acquired a 56.4% equity interest in Columbus Office Portfolio, LLC (“Columbus”). Columbus is a joint venture in the form of an SPE formed to acquire, renovate, own and operate Columbus Office Portfolio, a pair of non-contiguous office buildings located in Columbus, Ohio. The Portfolio consists of two properties: (i) 855 Grandview, and (ii) Brewery Tower.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Columbus is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Columbus and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

November 5, 2019 (in thousands)
Consideration
Cash (including transaction costs of $951 and debt proceeds of $33,635)	$38,498
Fair value of total consideration transferred	$38,498

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$4,748
Buildings, site improvements, and tenant improvements	31,166
Cash and cash equivalents	—
Intangible lease asset	2,584
Escrow, deposits and other assets	—
Total identifiable net assets	$38,498

F-22

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

RM The Hamptons, LLC

On October 9, 2019, the Company acquired a 100% equity interest in RM The Hamptons, LLC (“The Hamptons”). The Hamptons is a joint venture in the form of an SPE formed to acquire, renovate, own and operate the Hamptons Apartments, a multi-family apartment community in Virginia Beach, Virginia.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. The Hamptons is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for the Hamptons and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

October 9, 2019 (in thousands)
Consideration
Cash (including transaction costs of $692 and debt proceeds of $15,850)	$19,748
Fair value of total consideration transferred	$19,748

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$4,226
Buildings, site improvements, and furniture and equipment	15,173
Cash and cash equivalents	—
Intangible lease asset	344
Escrow, deposits and other assets	5
Total identifiable net assets	$19,748

RM La Privada, LLC

On May 31, 2019, the Company acquired a 100% equity interest in RM La Privada, LLC (“La Privada”). La Privada is a joint venture in the form of an SPE formed to acquire, renovate, own and operate La Privada Apartments, a Class B multifamily apartment complex in El Paso, Texas.

F-23

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. La Privada is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for La Privada and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

May 31, 2019 (in thousands)
Consideration
Cash (including transaction costs of $441 and debt proceeds of $10,070)	$12,174
Fair value of total consideration transferred	$12,174

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$2,520
Buildings, site improvements, and furniture and equipment	9,339
Cash and cash equivalents	—
Intangible lease asset	282
Escrow, deposits and other assets	33
Total identifiable net assets	$12,174

Note 9 – Related Party Arrangements

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity assets. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jillliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. Such fees include the following:

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 0.50% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

F-24

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (6% or higher) cumulative, non-compounded preferred return.

In addition, from time to time, when one of the affiliates of our Manager, including Realty Mogul Commercial Capital, Co., originates a commercial real estate loan or preferred equity investment that is sold to us, the borrower of the transaction may pay fees to Realty Mogul Commercial Capital, Co. The following fees are paid by the borrower of a loan to affiliates of our Manager relating to the origination, investment and management of our debt, fixed income, and preferred equity assets. Such fees are paid to Realty Mogul Commercial Capital, Co. by the borrower entity and not by us. We will not be entitled to this fee.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 2% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return.

For the year ended December 31, 2020, approximately $20,000 and $14,000, respectively, was paid to the Manager for asset management services related to La Privada Apartments and The Hamptons Apartments properties. For the year ended December 31, 2019, approximately $11,000 was paid to the Manager for management services related to La Privada Apartments.

F-25

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Follow-On Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – “Summary of Significant Accounting Policies – Organization, Offering and Related Costs.”

As of December 31, 2020 and 2019, the Company owed its Manager approximately $38,000 and $0, respectively, in deferred offering costs. As of December 31, 2020 and 2019, approximately $1,866,000 and $1,637,000, respectively, of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering. During the year ended December 31, 2020, $190,000 of deferred offering costs were repaid to the affiliate.

The Company pays the Manager a monthly asset management fee equal to an annualized rate of 1.00% of total equity value, payable in arrears. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding. During the years ended December 31, 2020 and 2019, approximately $694,000 and $531,000, respectively, of asset management fees were charged by the Manager. As of December 31, 2020 and 2019, approximately $63,000 and $60,000, respectively, of asset management fees remained payable.

For the year ended December 31, 2019, a fee of $280,000 was paid on behalf of the Company to the Manager for services in connection with the due diligence regarding the acquisition of the Columbus Portfolio Office property. For the year ended December 31, 2020, a fee of $333,500 was paid on behalf of the Company to the Manager for services in connection with the due diligence regarding the acquisition of the NV Energy property.

Realty Mogul Commercial Capital, Co.

The Company pays Realty Mogul Commercial Capital, Co. (which may be referred to as an RM Originator) a servicing fee of 0.50% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment to RM Originator for the servicing and administration of certain loans and investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and pays for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. During the years ended December 31, 2020 and 2019, approximately $80,000 and $156,000, respectively, was charged by the RM Originator. As of December 31, 2020 and 2019, approximately $4,000 and $13,000, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.00% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of December 31, 2020 and 2019, special servicing fees of $31,000 and $16,000, respectively, have been paid to the RM Originator.

F-26

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Company pays Realty Mogul Commercial Capital, Co. a buyer broker fee in connection with the acquisition of real estate. A portion of this fee may be paid to personnel affiliated with our Manager for their roles in sourcing the investment opportunity including the former managing director of our Manager. For the year ended December 31, 2019, a buyer broker fee in the amount of $351,000 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of La Privada, of which $29,250 was paid to the former managing director of our Manager, and a buyer broker fee in the amount of $381,020 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of The Hamptons, of which $47,628 was paid to the former managing director of our Manager. For the year ended December 31, 2020, a buyer’s broker fee in the amount of $318,000 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of Pohlig, of which $39,750 was paid to the former managing director of our Manager, and a buyer’s broker fee in the amount of $250,500 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of Lubbock MOB.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from RM Originator or one of its affiliates on commercially reasonable terms. Our LLC Agreement authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative or the advisory board. All other related party loans would require prior approval from an independent representative or advisory board. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time.

For the years ended December 31, 2020 and 2019, affiliates of Realty Mogul, Co. received an aggregate of approximately $86,300 and $107,500, respectively, for syndication fees, which are netted against the respective equity.

In 2019, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24.2% interest in Columbus Office Portfolio. The entity’s equity investment in Columbus Office Portfolio was approximately $3,000,000, as of December 31, 2020 and 2019.

In 2020, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 23.1% interest in NV Energy. The entity’s equity investment in NV Energy was approximately $2,575,000 as of December 31, 2020.

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 259 and 250 common shares, respectively, as of December 31, 2020 and 2019.

Executive Officers of our Manager

As of the date of the filing of this Annual Report has been filed, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	34	Chief Executive Officer and Chief Financial Officer
Eric Levy	34	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016, its Chief Financial Officer since October 31, 2018 and its Chief Compliance Officer and Secretary from February 2021 to March 2021. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

F-27

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Eric Levy has served as Vice President, Portfolio Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Saher Hamideh has served as Chief Compliance Officer and Secretary since March 2021.

Note 10 – Stock Award

For both years ended December 31, 2020 and 2019, the Company issued 1,000 common shares to Mr. Levy. Compensation expense in the amount of $9,450 and $10,000, respectively, was recorded in 2020 and 2019, based on the offering price at the time of issuance of approximately $9.45 and $10 per share, respectively, which approximates fair value.

Note 11 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 12 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2020 and 2019, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

COVID-19

During the year ended December 31, 2020, the effects of the COVID-19 virus began impacting many aspects of the U.S. economy. The Company recognized that COVID-19 may have an adverse impact on its business and investments, however, as of the date these financial statements were available to be issued, there were no material quantifiable measurements of adverse effects on the Company’s business or investment.

Note 13 - Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through April 29, 2021, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure.

F-28

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Turtle Creek – Fenton, Missouri

On January 28, 2021, the Company acquired a $6,000,000 joint-venture limited partnership equity investment related to the acquisition and renovation of a Class A, 128-unit apartment community located in Fenton, Missouri, a suburb of St. Louis, Missouri.

Offering Proceeds

During the period from January 1, 2021 through April 20, 2021, we raised offering proceeds of approximately $5,003,000 and issued 500,500 common shares.

Distributions

On December 31, 2020, our Manager authorized a daily cash distribution of $0.0016 per share (which equates to 6.0% on an annualized basis assuming a $10.02 per share net asset value, calculated for the period beginning January 1, 2021 and ending January 31, 2021) for shareholders as of the close of business on each day of the period commencing on January 1, 2021 and ending on January 31, 2021. The aggregate amount of cash distributed and distributions reinvested related to such distribution period was $181,816 and $207,062, respectively. We began processing such distributions on February 16, 2021.

On December 31, 2020, our Manager authorized a daily cash distribution of $0.0016 per share (which equates to approximately 6.0% on an annualized basis assuming a $10.02 per share net asset value, calculated for the period beginning February 1, 2021 and ending February 28, 2021) for shareholders as of the close of business on each day of the period commencing on February 1, 2021 and ending on February 28, 2021. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $163,969 and $192,891, respectively. We began processing such distributions on March 12, 2021.

On February 28, 2021, our Manager authorized a daily cash distribution of $0.0016 per share of the Company’s common shares to shareholders of record as of the close of business on each day of the period commencing March 1, 2021 and ending on March 31, 2021. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $183,182 and $218,905, respectively. We began processing such distributions on April 15, 2021.

Marketable Security Sale

On February 19, 2021, the Company completed the sale of certain exchange traded funds reported as marketable securities for net proceeds of $3,994,491 and resulting in a realized gain of $94,817.

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Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Selling and Distribution Agreement between RM Sponsor, LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Offering Statement on Form 1-A POS, filed on November 29, 2016)
2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2	Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
2.3	First Amendment to the Second Amended and Restated LLC Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)
2.4	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
2.5	Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)
4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
6.1	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit64.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
6.3	License Agreement between MogulREIT I, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5	Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1- A/A, filed on August 5, 2016)
6.6	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
6.7	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on April 29, 2021.

MOGULREIT I, LLC

By:	RM Adviser, LLC, its Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer of
/s/ Jilliene Helman	RM Adviser, LLC	April 29, 2021
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)